Journey Resources Corp.

February 28, 2009
(Expressed in Canadian Dollars)

Consolidated Financial Statements

•	Consolidated Balance Sheets

•	Consolidated Statements of Operations and Deficit

•	Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

•	Consolidated Statements of Cash Flows

•	Notes to the Consolidated Financial Statements

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

JOURNEY RESOURCES CORP.

Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 28,	November 30,
	2009	2008
	$	$
ASSETS	(Unaudited)	(Audited)
CURRENT

Cash	10,852	4,057
Accounts Receivable	1,366	5,720
GST Recoverable	8,349	3,582
Share Subscriptions Receivable (Note 9(d))	55,000	60,000
Prepaid Expenses	6,497	6,844

	82,064	80,203

Deferred Financing Costs (Note 14)	6,303	-
Due from Joint Venture Partner	154,450	154,450
Due from Related Party (Note 9(d))	147,313	148,393
Reclamation Bond (Note 4)	6,818	6,818
Property and Equipment (Note 5)	203,621	220,037
Mineral Properties (Note 6)	2,741,261	2,696,873

	3,341,830	3,306,774

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	667,394	668,067
Due to Related Parties (Note 9(d))	254,385	283,679
Short-Term Loans (Note 7)	1,391,500	1,301,500

	2,313,279	2,253,246
Deferred Gain on Contribution to Joint Venture (Note 6(c))	172,772	173,918

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	11,164,757	11,164,757
Share Subscription Advances (Note 14)	168,700	3,900
Contributed Surplus (Note 8(a))	1,382,642	1,382,642
Deficit	(11,860,320)	(11,671,689)

	855,779	879,610

	3,341,830	3,306,774
Nature and Continuance of Business (Note 1)
Commitment (Note 10)
Subsequent Events (Note 14)

Approved by the Directors:

“Jatinder Bal”	“Robert Bryce”
Jatinder (Jack) Bal, Director	Robert Bryce, Director

JOURNEY RESOURCES CORP.

Consolidated Statements of Operations and Deficit
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

	2009	2008
	$	$
EXPENSES
Accounting and Audit	9,000	6,624
Advertising and Communications	114	7,259
Amortization	16,416	23,037
Consulting Fees	29,173	54,750
Filing and Transfer Agent Fees	5,923	11,461
Interest and Financing Fees on Short-Term Loans (Note 7)	93,750	38,500
Interest – Other	916	-
Investor Relations	12,700	54,487
Legal	6,516	3,718
Management Fees (Note 9(a))	21,000	21,000
Miscellaneous exploration expenditures	1,461	-
Office	25,868	39,355
Rent (Note 9(c))	12,184	15,505
Stock-Based Compensation (Note 8(e))	-	499,112
Travel	-	27,772

	235,021	802,580

LOSS BEFORE OTHER ITEMS	(235,021)	(802,580)

Administrative and Office Support Fee Income (Note 9(b))	30,000	15,000
Amortized Gain on Contribution to Joint Venture (Note 6(c))	1,146	1,146
Interest Income	34	-
Operator Management Fee Income	-	1,999
Rental Income	15,210	15,210

NET LOSS FOR THE PERIOD	(188,631)	(769,225)

Deficit, Beginning of the Period	(11,671,689)	(7,105,419)

DEFICIT, END OF THE PERIOD	(11,860,320)	(7,874,644)

BASIC AND DILUTED LOSS PER SHARE	(0.00)	(0.02)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	42,818,687	37,398,631

JOURNEY RESOURCES CORP.

Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Loss
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

	2009	2008
	$	$
Net Loss for the Period	(188,631)	(769,225)

Other Comprehensive Income (Loss):

Unrealized Loss on Marketable Securities	-	41,945

COMPREHENSIVE LOSS FOR THE PERIOD	(188,631)	(811,170)

Accumulated Other Comprehensive Loss,	-	(76,409)
Beginning of the Period

Unrealized Loss on Marketable Securities	-	118,354

ACCUMULATED OTHER COMPREHENSIVE LOSS,
END OF THE PERIOD	-	41,945

JOURNEY RESOURCES CORP.

Consolidated Statements of Cash Flows
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

	2009	2008
	$	$
CASH PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES

Net Loss for the Period	(188,631)	(769,225)

Non-Cash Items:
Amortization	16,416	23,037
Stock-Based Compensation	-	499,112
Amortized Gain on Contribution to Joint Venture	(1,146)	(1,146)
Accrued Interest and Financing Fees on Short-Term Loans	90,000	-
Shares Issued for Interest on Short Term Loan	-	31,000

	(83,361)	(217,222)

Change in Non-Cash Working Capital Accounts (Note 11(a))	(739)	(51,264)

	(84,100)	(268,486)

FINANCING ACTIVITIES

Shares Issued for Cash	-	242,500
Share Subscriptions Receivable	5,000	10,000
Share Subscriptions Advances	164,800	-
Deferred financing costs	(6,303)	-
Short-Term Loans Advances	-	100,000
Advances from (to) Related Parties (Net)	(28,214)	-

	135,283	352,500

INVESTING ACTIVITIES

Purchase of Equipment	-	(11,452)
Mineral Properties Costs	(44,388)	(315,693)

	(44,388)	(323,537)

(DECREASE) INCREASE IN CASH	6,795	(243,131)

Cash, Beginning of the Period	4,057	448,407

CASH, END OF THE PERIOD	10,852	205,270

Supplemental Cash Flow Information (Note 11)

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company incorporated under the laws of the Province of British Columbia, Canada on March 29, 2000 under the name Access West Capital Corporation. On June 12, 2002, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 04, 2005, to Journey Resources Corp.

The Company is presently in the business of the acquisition, exploration and development of mineral properties. It presently owns mining concessions in Mexico, and mineral claims in Idaho, U.S.A. and Peru.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company has not yet achieved profitable operations, and has a consolidated deficit of $11,860,320 and a working capital deficiency of $2,231,215 as at February 28, 2009.

The Company’s ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. Although the Company has arranged a private placement of units raising gross proceeds of $370,500 in March 2009 (Note 14), there is no assurance that the Company will be successful with future financing ventures in light of the current tight global credit market.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the annual financial statements. These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

b)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (“Minerales Jazz”), its wholly-owned Peruvian subsidiary, Minera Journey Resources Peru S.A.C., and two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter-company transactions and balances have been eliminated.

The Company’s 50% interest in the Vianey Property joint venture, which is subject to joint control, is consolidated on a proportionate basis, whereby the Company includes in these consolidated financial statement its proportionate share of the assets, liabilities, revenues and expenses of the joint venture. As at February 28, 2009 and November 30, 2008, the Company included its 50% share of the capitalized mineral property costs of the joint venture in the consolidated financial statements. The joint venture has no other assets or liabilities, and has no revenues or expenses for the period from inception on December 18, 2006 to February 28, 2009 (Note 6c).

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)        Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates, except in the year of acquisition, when one half of the rates are used:

Computer Equipment	30 – 55%	Declining Balance
Exploration Equipment	30%	Declining Balance
Furniture and Fixtures	20%	Declining Balance
Leasehold Improvements	20%	Straight Line

d)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If a mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

e)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at February 28, 2009, the Company has no material obligations for asset retirement obligations.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

g)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at February 28, 2009 and November 30, 2008, there was no impairment of the Company’s long-lived assets with the exception of certain mineral properties in which the Company has recorded a write down of $2,642,918 as of November 30, 2008 (Note 6).

h)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of issuance of shares on the exercise of stock options and warrants is anti-dilutive.

i)	Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company grants stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options and broker warrants issued under the fair value based method using the Black-Scholes option pricing model. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to Contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

j)	Revenue Recognition

The Company is the operator of the Vianey Property joint venture (Note 6c) and charges an operator management fee based on 5% of the joint venture partner’s portion of the exploration and development expenditures. Operator management fee income is recognized when the related expenditures are incurred and collection is reasonably assured.

Interest income and administrative and office support fee income is recognized when earned and collection is reasonably assured.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock- based compensation. Actual results may differ from these estimates.

m)	Financial Instruments And Comprehensive Income

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, sort-term loans and due to/from related parties are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available-for- sale, nor held-to-maturity instruments during fiscal 2009.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in net income (loss) in the period incurred.

n)	Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. These reclassifications have no effect on the consolidated net loss for the periods ended February 28, 2009 and 2008.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 3 – MARKETABLE SECURITIES

As at November 30, 2007, the Company owned 2,100,000 common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). The Company sold all of these shares during the year ended November 30, 2008 and recognized a loss on sale of marketable securities of $269,622 in the consolidated statements of operations.

NOTE 4 – RECLAMATION BOND

During the period ended November 30, 2006, the Company deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 6(a)).

NOTE 5 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
February 28, 2009	$	$	$
Computer Equipment	10,204	6,055	4,149
Exploration Equipment	343,268	153,837	189,431
Furniture and Fixtures	7,291	2,488	4,803
Leasehold Improvements	6,547	1,309	5,238

	367,310	163,689	203,621

November 30, 2008
Computer Equipment	10,204	5,578	4,626
Exploration Equipment	343,268	138,478	204,790
Furniture and Fixtures	7,291	2,235	5,056
Leasehold Improvements	6,547	982	5,565

	367,310	147,273	220,037

NOTE 6 – MINERAL PROPERTIES

	November 30,		November 30,		February 28,
	2007	Additions	2008	Additions	2009
	$	$	$	$	$
(a) Musgrove Creek,
U.S.A.
Acquisition Costs	459,052	38,500	497,552	-	497,552
Exploration Expenditures:
Administrative	27,191	34,849	62,040	1,208	63,248
Assay	52,541	11,186	63,727	795	64,522
Drilling	379,420	9,123	388,543	-	388,543
Field Supplies	10,907	7,278	18,185	-	18,185
Geochemical Survey	201,249	-	201,249	-	201,249
Geological	96,621	34,325	130,946	-	130,946
Maintenance Fees	11,073	-	11,073	-	11,073
Staking and Recording	18,395	11,459	29,854	-	29,854

	1,256,449	146,720	1,403,169	2,003	1,405,172

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

	November 30,		November 30,		February 28,
	2007	Additions	2008	Additions	2009
	$	$	$	$	$

(b) Empire Mine,
U.S.A.
Acquisition Costs	572,269	-	572,269	-	572,269
Exploration Expenditures:	1,137,957	11,237	1,149,194	-	1,149,194

Write down Property	(810,226)	(911,237)	(1,721,463)	-	(1,721,463)

	900,000	(900,000)	-	-	-

(c) Vianey, Mexico
Acquisition Costs	223,818	-	223,818	-	223,818
Option Payments Received	-	-	-	-	-
Exploration Expenditures:
Administrative	3,310	12,249	15,559	-	15,559
Drilling	-	-	-	-	-
Engineering	15,000	-	15,000	-	15,000
Fees and Permits	5,328	2,740	8,068	-	8,068
Field and Exploration	51,217	62,629	113,846	-	113,846
Geological	22,916	19,903	42,819	-	42,819
Recovery from Optionee	-	-	-	-	-

	321,589	97,521	419,110	-	419,110
(d) Silver Mountain,
Peru

Acquisition Costs	758,632	-	758,632	-	758,632
Exploration Expenditures:
Administrative	12,000	-	12,000	-	12,000
Assay	354	-	354	-	354

	770,986	-	770,986	-	770,986
(e) Silveria, Peru

Acquisition Costs	-	478,000	478,000	-	478,000
Exploration Expenditures:	-	1,253,681	1,253,681	-	1,253,681
Write down Property	-	(1,731,681)	(1,731,681)	-	(1,731,681)

	-	-	-	-	-

(f) Charay,
Mexico
Acquisition Costs	-	95,000	95,000	35,585	130,585
Exploration Expenditures:
Geological	-	8,608	8,608	-	8,608
Maintenance Fees	-	-	-	6,800	6,800

	-	103,608	103,608	42,385	145,993

	3,249,024	(552,151)	2,696,873	44,388	2,741,261

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

a)        Musgrove Creek (“Musgrove Property”), U.S.A. (Gold)

On June 13, 2007, the Company fulfilled all of its obligations under an option agreement (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. by making $225,000 in cash payments ($25,000 paid on signing of letter of intent, $75,000 on signing of option agreement, $100,000 on November 15, 2006, and $25,000 on May 23, 2007) and issuing 375,000 common shares (300,000 shares issued on November 30, 2005 valued at $99,000, and 75,000 shares issued on June 13, 2007 valued at $27,000), and acquired all rights, title and interest to the Musgrove Property. The property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, U.S.A. The Company staked and recorded an additional 40 claims in 2006.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease.

As at February 28, 2009, the Company has paid a total of US$90,000 for the third, fourth and fifth annual lease payments to the underlying lessor, and has incurred a total of $907,620 of exploration expenditures on the property.

b)        Empire Mine (“Empire Property”), U.S.A. (Copper, Gold and Silver)

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Property. The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, U.S.A. On January 09, 2007, the Company staked and recorded an additional 10 claims contiguous to the Empire Property.

On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. Trio filed a Statement of Defence and Counterclaim on July 20, 2006. The Company’s interest in the Empire Property is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Property is terminated, the interest of the Company will also be terminated.

On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Property from the Company and Trio for a total of $1,000,000 on or before July 3, 2008, pending completion of a satisfactory due diligence review and subject to court approval. The Company agreed to pay $100,000 to Trio upon receipt of the settlement payment.

As at February 28, 2009, the settlement payment has not been made. In 2008, the Company has written off $911,237 (2007 – $810,226) in costs incurred with respect to the Empire Project due to uncertainty over ownership of the property. Management intends to pursue a resolution with the underlying land owners in protecting its interest in the Empire Project.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

c)        Vianey Mine (“Vianey Property”), Mexico – Joint Venture (Silver)

On April 11, 2005, the Company acquired 100% of Minerales Jazz, the beneficial holder of the Vianey Mine concession. The Vianey Property is held pursuant to an exploitation concession issued on May 05, 1979 by the government of Mexico and will expire in 2029, unless renewed.

In connection to the acquisition of Minerales Jazz, the Company issued additional 500,000 common shares upon the completion of a recommended work program on June 06, 2007. This share issuance represented contingent consideration, and the fair value of these common shares of $185,000 was recognized as subsequent additional acquisition costs in 2007. Further, the Company has agreed to issue 800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Property, and (ii) the commencement of commercial production. This conditional share issuance is considered contingent consideration, the outcome of which cannot be determined without reasonable doubt. Consequently, no amount is recognized for this portion of the acquisition until the contingency is resolved and the shares are issued or become issuable.

On December 18, 2006, the Company and Wits Basin entered into a joint venture arrangement for the exploration and development of the Vianey Property. Wits Basin earned a 25% joint venture interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures.

On October 31, 2007, Wits Basin earned an additional 25% joint venture interest by issuing to the Company a total of 2,100,000 of its common shares (with a fair value of $554,579) and paying US$100,000 in cash. The joint venture arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin. The Company is the operator of the project.

The use of the proportionate consolidation method resulted in a deferred gain of $178,502 on the contribution of the Company’s interest in the Vianey Property to the joint venture in fiscal 2007. The deferred gain is amortized on a straight line basis over a term of 40 years. For the period ended February 28, 2009, the amortized gain recognized in the statement of operations was $1,146 (2007 – $1,146).

d)        Silver Mountain (“Silver Mountain Property”), Peru (Silver)

On October 18, 2007, the Company through its wholly owned Peruvian subsidiary acquired 100% interest in the Silver Mountain Property in Peru. The Company paid $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders’ fee.

The Company will pay a 1% net smelter royalty upon commencement of commercial production of the property.

e)        Silveria (“Silveria Property”), Peru (Silver)

On February 05, 2008, the Company, through its wholly-owned Peruvian subsidiary, entered into an option and joint venture agreement (amended on March 17, 2008 and on September 26, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria Property, located in the Huarochiri Province, Peru. The Company paid $200,000 to Grenville upon signing a letter of intent on December 13, 2007, and issued 400,000 common shares valued at $68,000 as finder’s fees on this acquisition. Grenville was a related company with a common director until March 12, 2008, at which date the director resigned from the boards of both Grenville and the Company.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 6 – MINERAL PROPERTIES (Continued)

e)        Silveria (“Silveria Property”), Peru (Silver) (Continued)

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria Property by funding a total of $11,800,000 towards development and exploration expenditures on the property, issuing 2,000,000 common shares (1,000,000 issued on June 26, 2008 and valued at $180,000) over a period of 3 years and making an additional option payment of $1,000,000 to Grenville. Grenville has a one-time option to elect to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50 basis.

The Company entered into the agreement in reliance upon certain representations and warranties of Grenville, which based on ongoing due diligence, the Company alleges to be false and materially misleading. In particular, the Company’s position is that Grenville misrepresented its ownership of certain mineral claims comprising the Silveria Property.

On October 31, 2008, the Company delivered written notice to Grenville that it will not fund further expenditures on the Silveria Property or issue additional common shares to Grenville until this issue is resolved. Management is pursing a resolution to protecting its interest in the Silveria Project, which may include legal action being taken. The Company has written off $1,731,681 in costs incurred with respect to the Silveria Project due to uncertainty over ownership of the mineral claims.

f)        Charay (“Charay Property”), Mexico (Gold)

On October 15, 2008, the Company, through its wholly owned Mexican subsidiary, entered into a mineral claim option agreement (the "Agreement") with Tektite Financial Inc. (“Tektite”) and Minera Bacoachi, S.A de C.V. (“the Optionors”), to acquire a 100% interest in and to certain mining claims comprising the Charay Property, located in Sinaloa, Mexico.

The terms of the agreement require the Company to pay a total of US$2,700,000, plus 15% required value-added tax as follows:

•	US$5,000	on or before	October 15,	2008 (paid);
•	US$25,000	on or before	December 01,	2008 (paid);
•	US$50,000	on or before	April 01,	2009 (subsequently paid);
•	US$50,000	on or before	August 01,	2009;
•	US$120,000	on or before	January 01,	2009;
•	US$150,000	on or before	June 01,	2010;
•	US$200,000	on or before	October 10,	2010;
•	US$500,000	on or before	April 01,	2011;
•	US$600,000	on or before	October 01,	2011;
•	US$1,000,000	on or before	April 01,	2012.

The Company issued 1,000,000 common shares valued at $50,000 to Tektite on November 4, 2008 and 300,000 common shares valued at $15,000 as finders' fees in connection with this Agreement. In addition, the Company agreed to make a non-refundable payment of $25,000 upon execution of the Agreement, and incur $75,000 in work expenditures on the property on or before April 15, 2009.

The Optionors will retain a 2% net smelter royalty in the event of commercial production of the property.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 7 – SHORT-TERM LOANS

	February 28,	November 30,
	2009	2008
	$	$
Promissory Note (a)	100,000	100,000
Promissory Note (b)	1,000,000	1,000,000
Accrued Interest and Fees (b)	291,500	201,500

	1,391,500	1,301,500

a)

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill. The Loan was repayable on or before August 27, 2008 (past due), bears interest at a rate of 15% per annum, and is secured by a registrated charge against the drill in the name of the lender.

On January 29, 2008, the Company issued 100,000 common shares valued at $31,000 to the lender and recorded this amount as interest expense. On August 30, 2008, the Company repaid $100,000 of the loan and the outstanding balance of $100,000 became payable on demand. An interest totaling $3,750 (2008 – $7,500) was paid in the period ended February 28, 2009.

b)

On June 30, 2008, the Company entered into a Loan Agreement for $1,000,000 by way of promissory note. The loan is payable on demand and bears interest at a rate of 3% per month. The Company agreed to pay a due diligence fee of $25,000 (accrued) and a commitment fee of $26,500 (accrued). As at February 28, 2009, accrued interest totaling $240,000 remained outstanding.

Pursuant to a Pledge Agreement dated July 02, 2008, the loan is secured by a pledge of 722,000 common shares of the Company held by the President of the Company and a general security agreement against all assets of the Company. The loan is also guaranteed by the President of the Company.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

a)        Issued and Outstanding Common Shares and Contributed Surplus

Authorized: Unlimited number of common shares without par value.

			Contributed
	Number of	Amount	Surplus
	Common Shares	$	$

Balance, November 30, 2007	37,244,187	10,029,591	1,222,406
Issued During the Year
For Cash
Private Placement (ii)	2,024,500	352,087	52,813
Exercise of Options (i)	750,000	232,500	-

For Mineral Properties
Silveria Property (Note 6(e))	1,400,000	248,000	-
Charay Property (Note 6(f))	1,300,000	65,000	-

For Short-Term Loan (Note 7(a))	100,000	31,000	-
Finder’s Fees and Share Issue Costs (ii)	-	(44,142)	3,836
Fair Value of Options Exercised (i)	-	250,721	(250,721)
Stock-Based Compensation on Options (Note 8(e))	-	-	354,308

Balance, November 30, 2008
and February 28, 2009	42,818,687	11,164,757	1,382,642

(i)

During the year ended November 30, 2008, 750,000 of the stock options were exercised for gross proceeds of $232,500. An amount of $250,721 was transferred from contributed surplus to share capital upon the exercise of these options.

(ii)

On August 05, 2008, the Company completed a private placement of 2,024,500 units at a price of $0.20 per unit for proceeds of $404,900. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.35 for a period of 2 years. A fair value of $52,813 was assigned to these warrants based upon the average of the pro-rata method and the Black-Schooles option pricing model. Also, the Company paid finders’ and legal fees totaling $40,307 and issued 69,700 Agent units with a fair value of $3,835. Each Agent unit is exercisable at a price of $0.20 into one common share and one share purchase warrant with the same terms as the private placement warrants.

b)        Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

b)        Stock Options (Continued)

	Number	Weighted Average
		Exercise Price
		$
Balance, November 30, 2007	2,583,373	0.32
Granted	1,550,000	0.32
Exercised	(750,000)	0.31
Expired	(400,000)	0.31
Balance, November 30, 2008	2,983,373	0.33

Expired	150,000	0.30
Balance, February 28, 2009	2,833,373	0.33

As at February 28, 2009, the Company has the following options outstanding:

		Options Granted and Outstanding		Options Vested and Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,833,373	2.85 years	$0.33	2,833,373	$0.33

The options expire between April 26, 2010 and February 07, 2013. Subsequently, 1,433,373 options were cancelled.

c)        Share Purchase Warrants

	Number	Weighted Average
		Exercise Price
		$

Balance, November 30, 2007	9,207,436	0.42
Issued	2,024,500	0.35
Expired	(3,122,232)	0.38

Balance, November 30, 2008 and February 28, 2009	8,109,704	0.42

As at February 28, 2009, the Company has the following warrants outstanding:

		Weighted Average
Expiry Date	Number	Exercise Price
		$
April 24, 2009*	2,973,544	0.55
October 15, 2009	1,272,060	0.35
November 24, 2009	1,839,600	0.35
August 05, 2010	2,024,500	0.35

	8,109,704	0.42

*Subsequently, these warrants expired.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL (Continued)

d)        Agent Units

	Number	Exercise Price
		$
Balance, November 30, 2007	-	-
Granted (Note 8a(ii))	69,700	0.20

Balance, November 30, 2008 and February 28, 2009	69,700	0.20

e)        Stock-Based Compensation

The fair value of stock options, broker warrants and agent units granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2008

Risk-Free Annual Interest Rate	2.75 – 3.98%
Expected Annual Dividend Yield	0%
Expected Stock Price Volatility	66 – 72%
Expected Life of Option	5 years

During the period ended February 28, 2009 and 2008, the Company respectively recognized $Nil and $499,112 of stock-based compensation expense for options granted to directors, officers, and consultants.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options, brokers warrants and agent units.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	During the period ended February 28, 2009, the Company paid management fees of $21,000 (2008 – $21,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the period ended February 28, 2009, the Company charged a fee of $30,000 (2008 – $15,000) to a company with a common director for administrative and office support.

c)	During the period ended February 28, 2009, the Company charged rent of $12,000 (2008 – $Nil) to a company with a director in common.

d)	Balances due from and to related parties are unsecured, non-interest bearing and have no specified terms for repayment. As at February 28, 2009, the following related party balances were outstanding:

(i) A balance of $147,313 (November 30, 2008 – $148,939) due from the President of the Company;

(ii) A balance of $Nil (November 30, 2008 – $4,444) due to a company with a director in common for prepaid rent;

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 9 – RELATED PARTY TRANSACTIONS (Continued)

(iii)	An amount of $254,385 (November 30, 2008 – $279,235) due to a company with a director (also President of the Company) and officer (Chief Financial Officer of the Company) in common;

(iv)	An amount of $308,385 (November 30, 2008 – $308,385) included in accounts payable for exploration expenditures due to an officer of the Company and companies controlled by him; and

(v)	Share subscriptions receivable of $55,000 (November 30, 2008 - $60,000) due from a person related to the President of the Company for stock options exercised.

All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 10 – COMMITMENT

On April 01, 2008, the Company entered into a lease agreement for office premises for a term of five years. The Company is committed to pay monthly basic rent of $4,200 plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION

a)        Change in Non-Cash Working Capital Accounts

	For the Three Months Ended February 28,
	2009	2008
	$	$
Accounts Receivable	4,354	-
GST Recoverable	(4,767)	(1,160)
Prepaid Expenses	347	21,470
Due from Joint Venture Partner	-	(42,065)
Accounts Payable and Accrued Liabilities	(673)	(29,509)

	(739)	(51,264)

b)        Significant Non-Cash Investing Activities

Shares Issued for Short-Term Loan Interest	-	31,000

	-	31,000

NOTE 12 - FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, amounts due to and from related parties, and short-term loans approximate their fair value as at the balance sheet date.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 12 - FINANCIAL INSTRUMENTS (Continued)

b)	Liquidity Risk

The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Foreign Exchange Risk

The Company conducts a significant portion of its business activities in foreign currencies. The Company is exposed to foreign exchange risk to the extent it incurs mineral exploration expenditures and operating costs in foreign currencies including the U.S. Dollar, Mexican Peso, Peruvian New Sol, and the British Pound Sterling. The Company does not use derivatives to manage its exposure to foreign exchange risk.

d)	Commodity Price Risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold, silver and copper. The Company has not hedged any of its future gold sales. The Company’s input costs are also affected by the price of fuel. The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

e)	Credit Risks

Management considers that risks related to credit and interest are not significant to the Company at this time. Interest on the Company’s short-term loans is based on fixed rates.

NOTE 13 – CAPITAL MANAGEMENT

The Company manages its cash, common shares, stock options and warrants as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may attempt to issue new shares or debt, or dispose assets to raise funds for operational and capital expenditure activities. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company does not pay out dividends in order to maximize ongoing development efforts. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Three Months Ended February 28
(Expressed in Canadian Dollars)

NOTE 14 – SUBSEQUENT EVENTS

(i) The Company announced non-brokered private placement for up to 25,000,000 units at $0.04 per unit for gross proceeds of up to a total of $1,000,000. Each unit will consist of one common share of the Company and one share purchase warrant. Each whole warrant is exercisable into one share of the Company over 24 months from the date of closing, at an exercise price of $0.08 per share in the first year, and at an exercise price of $0.10 cents per share in the second year. The Company has completed the first tranche of this private placement on March 23, 2009. The company has issued a total of 8,262,500 units at $0.04 per unit for gross proceeds of $330,500. The warrants in the first tranche expire on March 23, 2011.

On the first tranche, the Company paid a total of $17,860 of finders' fees and issued a total of 446,500 of finders' warrants on the same terms as the private placement warrants issued to the first tranche. All shares issued pursuant to the first tranche, together with any shares issuable on the exercise of the warrants have a hold period expiring on July 24, 2009.

As at February 28, 2009, the Company received $164,900 share subscription advances in connection to this subsequent private placement.

(ii) The Company cancelled 2,650,000 of its options and granted a total of 3,500,000 stock options exercisable at $0.05 per share and expire April 2 & 15, 2014, to directors, officers, employees and/or consultants of the Company.

(iii) The Company signed a letter of intent (LOI) with Samarium Group Pte. Ltd. for the joint venture of the Mugrove Creek gold project and the Charay gold project. Samarium will be entitled to complete a due diligence review of each of the Musgrove Creek gold project and the Charay gold project for a period not to exceed 45 days from the date of execution of this letter of intent (LOI) and complete a definitive agreement within 60 days of the LOI.

The option and joint venture transaction whereby the Comapny will grant to Samarium an option to acquire a 50% interest in the Musgrove Creek gold project in consideration for Samarium paying to Journey $3,000,000 (which funds will be used for the sole purpose of completing a preliminary feasibility study on the Musgrove Creek gold project). After such time as Samarium has paid to the Company the $3,000,000 and thereby earned its 50% interest in the Musgrove Creek gold project, with the Company being the operator of the Musgrove Creek JV.

The option and joint venture transaction whereby The Comapny will grant to Samarium an option to acquire a 50% interest in the Charay gold project in consideration for Samarium paying to the Company $1,000,000 (which funds will be used for the sole purpose of commencing production on the Charay gold project). After such time as Samarium has paid to Journey the $1,000,000 and thereby earned its 50% interest in the Charay gold project, with the Company being the operator of the Charay JV.

Samarium has also agreed to invest $400,000 by way of private placement into Journey on execution of the definitive joint venture agreement which is expected to occur on or before June 9, 2009.